January 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Purnell

Re:	Fortistar Sustainable Solutions Corp.
Registration Statement on Form S-1
Filed January 6, 2021, as amended
File No. 333-251922

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the underwriters, hereby joins in the request of Fortistar Sustainable Solutions Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 26, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 500 copies of the Preliminary Prospectus dated January 22, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
BOFA SECURITIES, INC.
as Representatives of the Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

[Signature Page to Underwriter Acceleration Request Letter]